SECURITIES [AND EXCHANGE COMMISS]ION
Washington, [D.C.]

04017200

OMB APPROVAL
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SEC FILE NUMBER
8- 45164

RECEIVED
MAR - 1 2004
WASH. D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RIEDL FIRST SECURITIES COMPANY OF KANSAS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1841 NORTH ROCK ROAD COURT, SUITE 400
(No. and Street)

WICHITA (City) KANSAS (State) 67206-4213 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERALD D. RIEDL 316-265-9341
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
RICKORDS & ASSOCAITES, P.C.
(Name — *if individual, state last, first, middle name*)

617 NORTH 17TH STREET, #100, COLORADO SPRINGS, CO 80904-3578
(Address) (City) (State) (Zip Code)

PROCESSED
APR 27 2004
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~GERALD D. RIEDL~~ JANIS L. JANSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIEDL FIRST SECURITIES COMPANY OF KANSAS, as of DECEMBER 31, ~~19~~ 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROSEMARY KIRKLAND
Notary Public • State of Kansas
My Appt. Exp 5-31-05

Rosemary Kirkland
Notary Public

[signature]
Signature

1ST VICE PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIEDL FIRST SECURITIES COMPANY OF KANSAS

Accountants' Report and Financial Statements

FORM X-17A-5
FOCUS REPORT

December 31, 2003 and December 31, 2002

RIEDL FIRST SECURITIES COMPANY OF KANSAS

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Riedl First Securities Company of Kansas

We have audited the accompanying balance sheet of Riedl First Securities Company of Kansas as of December 31, 2003, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's managements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riedl First Securities Company of Kansas. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rickords & Associates, P.C.

Rickords & Associates, P.C.
Colorado Springs, CO 80904
February 19, 2004

FINANCIAL STATEMENTS

RIEDL FIRST SECURITIES COMPANY OF KANSAS
Statement of Financial Condition
December 31, 2003 and 2002

Assets

	2003	2002
Current assets:		
Cash	$ 1,458	$ 3,006
Receivables:		
Clearing account	112,715	128,135
Other	00	25,858
Total receivables	112,715	153,993
Prepaid expenses	2,791	2,791
Total current assets	116,964	159,790
Fixed Assets:		
Equipment, furniture & fixtures	48,261	43,038
Leasehold improvements	59,930	58,676
Less accumulated depreciation	(31,518)	(8,654)
Total fixed assets	76,673	93,060
Other Assets:		
Exempted securities	631,922	1,263,963
Investment in stocks & bonds	70,900	70,900
Total other assets	702,822	1,334,863
Total	$896,459	$1,587,713

Liabilities and Stockholders' Equity

	2003	2002
Liabilities		
Current liabilities:		
Accrued expenses	$ 75,965	$ 105,058
Clearance account	382,630	1,074,188
Total current liabilities	458,595	1,179,246
Stockholders' Equity		
Common stock, ($1 par, 1,000,000 shares authorized, 87,000 issued)	87,000	87,000
Paid-in capital	43,621	43,621
Retained earnings	307,243	277,846
Total stockholders' equity	437,864	408,467
Total liabilities & stockholders'equity	$896,459	$1,587,713

The accompanying notes are an integral part of these financial statements.

RIEDL FIRST SECURITIES COMPANY OF KANSAS
Statement of Income and Retained Earnings
For the years ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions	$1,532,647	$1,327,632
Trading gains	97,569	90,585
Total revenues	1,630,216	$1,418,217
Operations expense:		
Advertising	5,615	$ 6,399
Bank charges	128	121
Clearing charges	189,130	193,400
Continuing education	3,548	454
Contract labor	7,389	1,835
Charitable Donations	275	325
Depreciation	12,292	8,651
Dues and subscriptions	2,359	2,164
Employee benefits	612	1,300
Insurance	38,432	27,050
Interest	00	3,010
Janitorial	3,449	2,794
Professional fees	12,461	20,981
Licenses and fees	21,765	10,278
Moving expense	00	2,982
Office expense	11,916	33,414
Security	162	00
Postage	13,610	16,035
Printing	4,415	15,021
Promotion	4,959	1,250
Salaries and wages	338,112	283,200
Officers salary	867,000	628,500
Rent	35,178	39,212
Repairs	1,857	5,336
Taxes	46,228	35,226
Travel, meals, entertainment	5,438	12,658
Telephone	15,357	16,697
Utilities	3,463	3,649
Total operating expense	1,645,150	1,371,942
Unrealized loss	(1,193)	00
Interest income	56,096	722
Net income	39,969	$ 46,997
Retained earnings, beginning of year	277,846	230,849
Prior period adjustment-depreciation	(10,571)	00
Retained Earnings, End of Year	$ 307,244	$ 277,846
Net Income (loss) per share	.459	$ .314

The accompanying notes are an integral part of these financial statements.

RIEDL FIRST SECURITIES COMPANY OF KANSAS
Statement of Cash Flows
for the Years Ended
December 31, 2003 and 2002

	2003	2002
Cash Flows from Operation Activities:		
Cash received from clients	$1,630,216	$1,395,679
Cash paid for operating expenses	(1,680,189)	(1,294,852)
Other income	54,903	722
Net cash from Operating Activities	4,930	101,549
Cash Flows from Investing Activities:		
Purchase of equipment	(5,223)	(43,037)
Leasehold improvements	(1,255)	(58,226)
Net cash provided (used) by investing activities	(6,478)	(101,263)
Net increase (decrease) in cash and equivalents	(1,548)	286
Cash and equivalents at beginning of year	3,006	2,720
Cash and equivalents at end of year	$ 1,458	$ 3,006

RECONCILIATION OF NET OPERATING INCOME TO NET CASH FROM OPERATING ACTIVITIES

	2003	2002
Net Income	$ 39,969	$ 46,997
Adjustment to Reconcile Net Income to Net Cash used by Operating Activities:		
Changes in assets and liabilities		
Depreciation	12,292	8,651
Decrease (increase) clearing	15,420	(56,655)
Decrease (increase) accounts receivable	25,859	38,119
Decrease (increase) in prepaid expenses	00	(2,791)
Decrease (increase) in exempted securities	632,042	(1,057,847)
(Decrease) increase accrued expenses	(29,094)	66,365
(Decrease) increase in clearance	(691,558)	1,058,710
Total Adjustments	(35,039)	54,552
Net Cash from Operations Activities	$ 4,930	$ 101,549

The accompany notes are an integral part of these financial statements.

RIEDL FIRST SECURITIES COMPANY OF KANSAS
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2003 and 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2001	$87,000	$43,621	$230,849	$361,470
Net loss, December 31, 2002	00	00	46,997	46,997
Balance, December 31, 2002	87,000	43,621	277,846	408,467
Prior period adjustment	00	00	(10,571)	(10,571)
Rounding	00	00	(1)	(1)
Net loss, December 31, 2003	00	00	39,969	39,969
Balance, December 31, 2003	$87,000	$43,621	$307,243	$437,864

The accompanying notes are an integral part of these financial statements.

RIEDL FIRST SECURITIES COMPANY OF KANSAS
Notes to the Financial Statements
December 31, 2003 and 2002

(1) Organization and Business of the Company

Riedl First Securities Company of Kansas is wholly owned by Gerald D. Riedl and was chartered by the State of Kansas. The purpose of the corporation is to carry on a general brokerage and financial business.

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC)and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2) Summary of Significant Accounting Policies

a. Basis of Presentation

The financial statements include the accounts of the Company. The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

d. Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

e. Customer Clearing Accounts

The Company operates under an agreement with RBC Dain Correspondent Services, a division of RBC Dain Rauscher, Inc. which acts as a clearing broker-dealer on the behalf of Riedl First Securities Company of Kansas, by clearing and maintaining customer accounts. Customer receivables are assigned to RBC Dain Correspondence Services with recourse. Accordingly, Riedl First Securities Company of Kansas, is liable for losses occurring on trades canceled by customers.

f. Deferred Compensation

No provision is made for holidays and sick leave pay since only those on commission basis would be eligible and there is no agreement. Any amounts determined for deferred compensation would be immaterial. No provisions for salaried personnel.

g. Estimates

There are no significant estimates used in preparation of financial statements.

(3) Financial Instruments

The Company maintains a cash balance at Fidelity Savings. The balance in this account is $3,005.74. Accounts at the institution are insured by the Securities Investors Protection Corporation (SIPC) up to $100,000. At December 31, 2003, there was no uninsured cash balance.

(4) Provision for Income Taxes

The Company had income for 2003 but due to a net operating loss carryforward there is no income tax liability for 2003.

(5) Leases

a. Neopost - Lease for postage machine dated April 16, 1996, renewable, amount based on usage approximately $1,200 annually.

Lease payments:

2004	$1,200
2005	1,200
2006	1,200
2007	1,200
	$4,800

RIEDL FIRST SECURITIES COMPANY OF KANASAS
Notes to the Financial Statements
December 31, 2003 and 2002

(6) Net Capital Requirements

Pursuant to the net capital provision of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 and 2002, the Company had net capital and net capital requirements of approximately $276,810 and $247,837 and $100,000 and $100,000 respectively. The Company's percent of aggregate indebtedness to net capital was 14% and 31% at December 2003 and 2002.

(7) Earnings per Share

Earnings per share of common stock were computed by dividing net income by the number of common shares outstanding for the year.

(8) Liabilities Subordinated to Claims of General Creditors

There were no borrowings under subordination agreements at December 31, 2003.

The Company had no other debt at December 31, 2003.

(9) Capital Stock

A summary of the corporation's capital stock at December 31, 2003 is as follows:

Common stock -- $1.00 per value
Authorized -- 1,000,000 shares
Issued and outstanding -- 87,000 shares

(10) Risk

a. Cash--bank balances are below the amount covered by FDIC insurance and employees are bonded.

b. The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(11) Reconciliation to the Focus Report

Retained earnings, December 31, 2002	$277,846
2002 adjustment for depreciation per tax return	(10,751)
Adjusted retained earnings	$267,275

SUPPLEMENTARY INFORMATION

FOCUS REPORT

(5-31-07)

FORM X-17A-5

3/91

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]
4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: RIEDL FIRST SECURITIES COMPANY OF KANSAS [13]

SEC FILE NO. 8-45164 [1

FIRM ID. NO. [1

FOR PERIOD BEGINNING (MM/DD/YY) 1-1-03 [2

AND ENDING (MM/DD/YY) 12-31-03 [2

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1841 NORTH ROCK ROAD COURT, SUITE 409 [20]
(No. and Street)

WICHITA [21] (City) KANSAS [22] (State) 67206-4213 [23] (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: GERALD D. RIEDL [30]

(Area Code)—Telephone No. 316-265-9341 [31

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33 [35 [37 [39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] [40] NO [ ] [4

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th. day of FEBRUARY 19 2004

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) Principal Financial Officer or Partner

3) Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-03 [99]

SEC FILE NO. 8-45164 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 1,458 [200]		$ 1,458 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	112,715 [295]		112,715
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	630,122 [418]		
B. Debt securities	1,800 [419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		631,922 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes: market value of collateral:	[470]	[640]	[890]
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	70,900 [670]	70,900 [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	76,673 [680]	76,673 [920]
11. Other assets	[535]	2,791 [735]	2,791 [930]
12. TOTAL ASSETS	$ 746,095 [540]	$ 150,364 [740]	$ 896,459 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS as of 12-31-03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115	382,630	1305	382,630	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	75,964	1205		1385	75,964	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsider: $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 75,964	1230	$ 382,630	1450	$ 458,594	1760

Ownership Equity

		Total	
21. Sole proprietorship		$	1770
22. Partnership (limited partners	$ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		87,000	1792
C. Additional paid-in capital		43,621	1793
D. Retained earnings		307,244	1794
E. Total		437,865	1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 437,865	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 896,459	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS as of 12-31-03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	437,865	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				437,865	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	437,865	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 150,364	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	150,364)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			$	287,501	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	39,394	3735			
2. Debt securities	270	3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736	(	39,664)	3740
10. Net Capital			$	247,837	3750

OMIT PENNIE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS as of 12-31-03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 5,064	375
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	375
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	376
14.	Excess net capital (line 10 less 13)	$ 147,837	377
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 240,240	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 75,964	379
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	383
19.	Total aggregate indebtedness			$ 75,964	384
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 31	385
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	386

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	387
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	388
24.	Net capital requirement (greater of line 22 or 23)	$	376
25.	Excess net capital (line 10 less 24)	$	391
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	392

OMIT PENNI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS

For the period (MMDDYY) from 1-1-03 [3932] to 12-31-03 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		4,499	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		1,572,661	3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		27,897	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		80,062	3995
9. Total revenue	$	1,685,119	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	867,000	4120
11. Other employee compensation and benefits		338,111	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		21,765	4195
15. Other expenses		418,274	4100
16. Total expenses	$	1,645,150	4200

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)	$	39,969	4210
18. Provision for Federal Income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	39,969	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS

For the period (MMDDYY) from 1-1-03 to 12-31-03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 408,467	4240
A. Net income (loss)			39,969	4250
B. Additions (Includes non-conforming capital of ROUNDING	$	4262)	(1)	4260
C. Deductions (Includes non-conforming capital of PRIOR PERIOD ADJ	$	4272)	(10,571)	4270
2. Balance, end of period (From item 1800)			$ 437,864	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER RIEDL FIRST SECURITIES COMPANY OF KANSAS as of 12-31-03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 4550

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained 4560

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 4335 4570

D. (k) (3)—Exempted by order of the Commission 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ NONE 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

RICKORDS & ASSOCIATES, P.C.

ADDRESS Number and Street	City	State	Zip Code
617 N. 17TH STREET, SUITE 100	COLORADO SPRINGS	CO 70	80904
71	72	73	74

Check One

- (X) Certified Public Accountant 75
- ( ) Public Accountant 76
- ( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

RIEDL FIRST SECURITIES COMPANY OF KANSAS

Computation for Determination of Reserve
Requirements in accordance with Rule 15c3-3

and

Reconciliation of Computation of Reserve
Requirements pursuant to Rule 17a5(d)(4)

and

Information Relating to the Possession or
Control Requirements under Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2003 and 2002

Under Rule 15c3-3(k)(2)(B) Riedl First Securities Company of Kansas, is exempt from a computation for determination of Reserve Requirements as required under 15c3-3 the respective Reconciliation of Computation for determination of Reserve Requirements as required under Rule 17A5(d)(4) and information related to the possession or control required under Rule 15c3-3.

RIEDL FIRST SECURITIES COMPANY OF KANSAS

Computation of Aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934.

December 31, 2003

Aggregated indebtedness:	
Accrued expense	$ 75,964
Total aggregated indebtedness	$ 75,964
Net capital:	
Credit items:	
Retained earnings	$307,244
Common stock	87,000
Additional paid-in-capital	$ 43,621
Total credit items	$437,865
Deductions and charges:	
Nonallowable assets	$150,364
Exempted securities	39,664
Total deductions and charges	190,028
Net capital	$247,837
Capital requirements:	
Required capital	$100,000
Net capital in excess of requirements	147,837
Net capital	$247,837

Percent of aggregate indebtedness total net capital 31%

There were no liabilities subordinated to claims of general creditors.

RIEDL FIRST SECURITIES COMPANY OF KANSAS

Reconciliation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2003

Computation of Net Capital:

Net capital as reported on 17a - Part IIA (Focus Report) as of December 31, 2003	$247,837

There were no adjustments that affected net capital.

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountants' Report of Material Inadequacies

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with rule 17a-5(j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customer's securities during the periods ended December 31, 2003 and December 31, 2002.

Rickords & Associates, P.C.

Rickords & Associates, P.C.
February 19, 2004

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountant's Report on Internal Control

Board of Directors
Riedl First Securities Company of Kansas

In planning and performing our audit of the financial statements and supplemental schedules of Riedl First Securities Company of Kansas, (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Rickords & Associates, P.C.

Rickords & Associates, P.C.
February 19, 2004